Corporate Headquarters
11 Raymond Avenue • Poughkeepsie, NY 12603
845.485-3338 tel • 845.622.3638 fax

VIA EDGAR SUBMISSION AND FACSIMILE

June 28, 2012

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Sebastian Gomez Abero, Special Counsel

RE:          Gilman Ciocia, Inc.
Form 10-K for the year ended June 30, 2011 (the “2011 Form 10-K”)
Filed September 28, 2011
File No. 000-22996

Dear Mr. Abero:

This letter is being furnished in further response to the comments contained in the letter dated February 29, 2012 (the “Letter”) from you on behalf of Suzanne Hayes, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”) to me as Principal Financial and Chief Accounting Officer of Gilman Ciocia, Inc. (the “Company”).  The Company’s responses are keyed to the sequential numbering of the comments and the headings used in the Letter and are italicized for your easy reference.

Form 10-K for the year ended June 30, 2011

General

1.  Please add risk factor disclosure that explains the supervisory restrictions imposed on your chief executive officer pursuant to the Settlement Order with the Commission dated March 16, 2011 and the attendant risks. We also note from your disclosure on page 15 that Mr. Ryan had the right to reapply for supervisory capacity after one year. Please clarify in future filings whether Mr. Ryan has done so and what the result of the reapplication was.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
June 28, 2012

As requested, we undertake to add the following risk factor in future filings.  We included the risk factor in our Form 10-Q for the quarter ended March 31, 2012 filed on May 15, 2012.

Risk Factor:

In the event Michael Ryan, the Company’s Chief Executive Officer and President, violates the supervisory restrictions imposed by an SEC Administrative Law Judge, sanctions could be imposed against Mr. Ryan and on the Company.

On June 25, 2010, an SEC Administrative Law Judge issued a decision which became effective on August 5, 2010 concerning Mr. Ryan prohibiting him from serving in a supervisory capacity with any broker, dealer, or investment adviser, including our wholly-owned subsidiaries, AFP and PCS, with the right to reapply after one year.   Mr. Ryan has not reapplied for a new supervisory license.

Mr. Ryan continues to serve as the President and CEO of the Company.  To insure that Mr. Ryan does not violate the supervisory restrictions contained in the decision, our Board of Directors have imposed a restriction on Mr. Ryan that prohibits him from exercising any supervisory authority over PCS and AFP, their activities or representatives, including our employees in their capacity as PCS representatives.  Our Board of Directors has delegated to Carole Enisman, Executive Vice President of Operations, any issue that could potentially impact the conduct or employment of a PCS or AFP registered representative in his or her capacity as a PCS or AFP registered representative.  Ms. Enisman has been instructed that with respect to any such issue, she reports to our Board of Directors, and not to Mr. Ryan as President of Gilman Ciocia, Inc.

In addition, we will clarify in future filings whether Michael Ryan has reapplied for supervisory capacity with any broker, dealer, or investment adviser and discuss the results of such application.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
June 28, 2012

Item 3. Legal Proceedings, page 14

2.   We note that pursuant to the Settlement Order with the Commission dated March 16, 2011, you have retained an independent compliance consultant to review your and your subsidiaries’ policies, practices and procedures related to variable annuities. Furthermore, we note your disclosure here that your subsidiary Asset & Financial Planning, Ltd. has implemented certain of the consultant’s recommendations as of July 2011, as well as your disclosure on page 22 that expenses for your subsidiary Prime Capital Services increased in 2011 as a result of changes in its compliance department. In future filings, please disclose the changes that you and your subsidiaries have made pursuant to the Settlement Order and the consultant’s recommendations and clarify whether there are any remaining changes that must be made to fully comply with the Order.

We hereby undertake to disclose, in future filings, the changes that we and our subsidiaries have made pursuant to the Settlement Order and the consultant’s recommendations and clarify whether there are any remaining changes that must be made to fully comply with the Order.  We included this disclosure in our Form 10-Q for the quarter ended March 31, 2012 filed on May 15, 2012.

Item 11. Executive Compensation, page 32

Director Compensation, page 34

3.  Please expand your director compensation table to quantify under a new column heading “All Other Compensation” Mr. Ciocia’s employment compensation.

In future filings, we will expand our director compensation table to quantify under a new column heading “All Other Compensation” Mr. Ciocia’s employment compensation.  Mr. Ciocia’s employment compensation of $0.6 million in fiscal 2011 is disclosed in Item 13.  Accordingly, we do not believe that an amendment to the 2011 Form 10-K is necessary for the change to the director compensation table.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
June 28, 2012

In future filings the Director Compensation table would be as follows:

DIRECTOR COMPENSATION

The table below summarizes the compensation earned by our directors during fiscal 2011:

	Fees Earned or Paid In Cash	Stock Awards (a)	Options Awards (b)	Other Compensation	Total

James Ciocia (1)	$24,000	$5,000	$5,000	$621,481	$ 655,481
Edward Cohen	$30,000	$5,000	$5,000	$ -	$ 40,000
John Levy	$54,000	$5,000	$5,000	$ -	$ 64,000
Nelson Obus	$27,000	$5,000	$5,000	$ -	$ 37,000
Allan Page	$30,000	$5,000	$5,000	$ -	$ 40,000
Frederick Wasserman	$30,000	$5,000	$5,000	$ -	$ 40,000

(a)
The amounts reported for stock awards represent the full grant date fair value of awards granted in fiscal 2011 in accordance with guidance on share-based payments.  The number of shares of stock awarded as director compensation for fiscal year ended June 30, 2011 will be computed and granted five days after the filing of the fiscal year ended June 30, 2011 10-K.

(b)
The amounts reported for option awards represent the full grant date fair value of the stock option awards granted in fiscal 2011 in accordance with guidance on share-based payments.   Outstanding shares as a result of options awarded during the fiscal year ended June 30, 2010 amount to 120,192 shares each.  The number of stock options awarded as director compensation for fiscal year ended June 30, 2011 will be computed and granted five days after the filing of the fiscal year ended June 30, 2011 10-K.   For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the options awards granted during the fiscal year ended June 30, 2011 see Note 13 under the heading “Equity Compensation Plans” of the Notes to Consolidated Financial Statements.

(1)
Mr. Ciocia is Chairman of the Board of Directors and an employee of the Company.  However, Mr. Ciocia’s employment compensation is 100% commission based.  The time Mr. Ciocia devotes to board activities reduces his efforts to generate commission income.  Therefore, the board has determined that Mr. Ciocia will receive compensation for his activities as a director equivalent to that of non-employee directors.

We use a combination of cash and equity incentive compensation for our non-employee directors.  In developing the compensation levels and mix for non-employee directors, we consider a number of factors, including the significant time commitment required of board and committee service as well as the need to attract highly qualified candidates for board service.

Each non-management director and James Ciocia, as a director of the board, receives an annual retainer fee of $24,000 plus $5,000 per year in restrictive stock, based upon its then fair market value, and $5,000 per year in stock options using Black-Scholes valuation.  The Lead Director of the Board receives an additional annual retainer fee of $24,000.  Each member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee receives an additional $3,000 annually.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
June 28, 2012

Item 13. Certain Relationships and Related Transactions…, page 40

4.   In future filings, please provide all required disclosure pursuant to Regulation S-K Item 404(a)(5). For example, we note that you have not provided certain information for outstanding promissory notes issued to related persons, including the largest aggregate amount of outstanding principal, the amount of principal paid, the amount of interest paid, and the rate or amount of interest payable during the reportable period.

In future filings, we will provide all required disclosure pursuant to Regulation S-K Item 404(a)(5).

Future filings will read as follows.  Note that we will include the largest aggregate amount outstanding and the amount of interest paid in the applicable fiscal year.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

James Ciocia, our Chairman of the Board of Directors and a financial planner for the Company, receives commissions based on a variable percentage of his own business production and under which he received an aggregate of $0.6 million in fiscal 2011.

On May 26, 2011 we issued an unsecured promissory note in the amount of $50.0 thousand to Ted Finkelstein, our Vice President, General Counsel and Secretary payable on demand by Mr. Finkelstein at an interest rate of 10.0% per annum which was paid in full on July 1, 2011.  During fiscal 2011 the largest aggregate amount outstanding was $50.0 thousand and resulted in interest being paid of $485.

On December 16, 2010 we issued a $0.1 million promissory note to Mr. Finkelstein, a $64.0 thousand promissory note to Carole Enisman, our Executive Vice President of Operations, and a $36.0 thousand promissory note to Michael Ryan, our President and Chief Executive Officer.  These notes were collateralized by security interests in our gross receipts from the preparation of income tax returns received by us from January 1, 2011 through June 30, 2011 at an interest rate of 10.0% per annum with principal to be paid on or before April 1, 2011.  On April 8, 2011, these notes were paid in full.  During fiscal 2011 the largest aggregate amount outstanding was $0.2 million and resulted in interest being paid of $4,654.

On January 27, 2009, Ms. Enisman purchased a $170.0 thousand Note of the $3.8 million of Notes.  On November 24, 2009 Ms. Enisman purchased an additional $40.0 thousand Note and Mr. Ryan purchased a $38.0 thousand Note of the $3.8 million Notes.  The Notes with Ms. Enisman were amended on March 2, 2010 extending the due date to July 1, 2011 and was also amended on May 31, 2011 extending the due date to July 1, 2012.  The Note with Mr. Ryan was amended on April 19, 2010 extending the due date to July 1, 2011 and was also amended on May 31, 2011 extending the due date to July 1, 2012. During fiscal 2011 the largest aggregate amount outstanding was $0.2 million and resulted in interest being paid of $24,800.

On December 3, 2008, three trusts of which James Ciocia is a trustee, purchased an aggregate of $0.3 million of the Notes issued pursuant to the Offering in reliance upon the exemption from registration in Rule 506 of Regulation D.  On August 19, 2009, these trusts purchased an additional $0.3 million of the Notes.  The Notes with the three trusts were amended on April 19, 2010 extending the due date to July 1, 2011 and was also amended on May 31, 2011 extending the due date to July 1, 2012.  During fiscal 2011 the largest aggregate amount outstanding was $0.2 million and resulted in interest being paid of $60,000.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
June 28, 2012

As of September 1, 2008, we entered into a $0.5 million promissory note with Prime Partners (the “Prime Partners Note”).  The Prime Partners Note provided for 10% interest to be paid in arrears through the end of the previous month on the 15th day of each month commencing on October 15, 2008.  The principal of the Prime Partners Note was to be paid on or before July 1, 2009.  Michael Ryan is a director, an officer and a significant shareholder of Prime Partners.  The Prime Partners Note was amended as of June 30, 2009 to extend the due date of principal to July 1, 2010.  The Prime Partners Note was again amended as of May 5, 2010 to extend the due date of principal to July 1, 2011.  The Prime Partners Note was again amended as of August 1, 2010 to provide for 42 monthly payments of $15.0 thousand comprised of principal and interest at 10% on the 15th day of each month commencing on August 15, 2010 and ending on January 15, 2014.  Up to and including June 30, 2011, in the event that we determined that we could not make a payment on the monthly due date, we could defer the payment by sending written notice to Prime Partners.  Any payment so deferred, was to be paid by adding each such deferred payment to the 42 month amortization schedule as an increased monthly payment commencing on August 15, 2011.  No payments were deferred by us.  In the event that we are in default on any of the promissory notes issued in our Regulation D Private Placement, within 30 days from written notice by us, Prime Partners shall repay to us all principal payments requested in the notice.  This repayment obligation is secured by Prime Partner’s execution of a collateral assignment of a promissory note owed by Daniel R. Levy to Prime Partners dated January 23, 2004 in the original principal amount of $0.9 million and with a present outstanding principal balance of $0.4 million.  There shall be no fees owed by us to Prime Partners for any late payments and no acceleration of the Prime Partners Note as a result of any late payments.  During fiscal 2011 the largest aggregate amount outstanding was $0.5 million and resulted in interest being paid of $47,900.   At September 15, 2011 the outstanding balance was $0.4 million.

On December 26, 2007, we entered into a promissory note in the amount of $0.3 million with Prime Partners for related party debt which was previously included in accrued expenses.  The note paid interest at 10.0% per annum.  The note was payable over 31 months and was paid in full in September 2011. During fiscal 2011 the largest aggregate amount outstanding was $52.0 thousand and resulted in interest being paid of $2,135.

At June 30, 2011 and 2010, we owed to related parties as described above $1.3 million and $1.4 million, respectively.

Item 15. Exhibits and Financial Statement Schedules, page 42

5.  Please file as exhibits copies of the promissory notes described under Item 13 of Form 10-K.

As agreed with Staff, we filed a Form 8-K on June 27, 2012 with copies of the existing promissory notes described under Item 13 annexed as exhibits. In future filings, we will file as exhibits copies of any additional promissory notes entered into described under Item 13 of Form 10-K.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
June 28, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-485-3338, extension 4265.

Sincerely,

/s/ Jay Palma
Principal Financial and Chief Accounting Officer
Gilman Ciocia, Inc.